RUBICON MINERALS CORPORATION

Interim Consolidated Financial Statements

First Quarter ended March 31, 2012

Unaudited

RUBICON MINERALS CORPORATION
Consolidated Balance Sheets
Unaudited
(Expressed in Canadian Dollars)

	March 31	December 31
	2012	2011
Assets
Current assets
Cash and cash equivalents (note 14)	$205,809,907	$65,870,296
Temporary investments (note 3)	38,924,160	-
Marketable securities (note 4)	430,441	3,252,672
Accounts receivable	1,863,652	1,848,207
Prepaid expenses and supplier advances	861,391	265,702
	247,889,551	71,236,877

Other investments (note 5)	658,107	772,138
Property plant and equipment (note 6)	20,249,432	17,847,744
Exploration and evaluation assets (note 7)	205,480,815	188,590,629
Reclamation deposits	1,686,224	1,686,224
	$475,964,129	$280,133,612

Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities (note 8)	$12,470,354	$9,330,709
	12,470,354	9,330,709
Non-current liabilities
Deferred income taxes	179,043	138,886
Provision for closure and reclamation (note 9)	1,885,914	1,923,358
	14,535,311	11,392,953
Equity
Share capital (note 10)	519,418,264	327,311,371
Share-based payment reserve	18,900,634	17,097,729
Accumulated other comprehensive loss	(793,978)	(1,145,992)
Deficit	(76,096,102)	(74,522,449)
	461,428,818	268,740,659
	$475,964,129	$280,133,612

See accompanying notes to the consolidated financial statements
Commitments (note 13)

Approved by the Board of Directors and authorized for issue on May 8, 2012.
“David Adamson”	“Julian Kemp”
David Adamson, Director	Julian Kemp, CA, Director

RUBICON MINERALS CORPORATION
Consolidated Statements of Comprehensive Loss
Unaudited
(Expressed in Canadian Dollars)

	For the three months ended March 31
	2012	2011
Expenses
Consulting	$48,749	$54,285
Depreciation	18,153	13,090
General mineral exploration	3,353	6,075
Insurance	106,291	131,879
Investor relations (note 12)	173,266	230,722
Office and rent	90,560	76,621
Professional fees	90,734	643,379
Salaries	657,984	530,809
Share-based compensation	801,100	67,277
Transfer agent and regulatory filing fees	106,058	74,536
Travel and accommodation	50,743	31,574
Loss before other items	(2,146,991)	(1,860,247)
Foreign exchange (loss) gain	(2,535)	98
Interest and other income	241,993	115,011
Option fees received in excess of property costs	374,831	313,915
Loss on sale of investments	(821)	(9,545)
Loss before taxes	(1,533,523)	(1,440,768)
Deferred income tax expense	(40,130)	(58,217)
Net loss for the period	(1,573,653)	(1,498,985)
Other comprehensive income
Fair value adjustment, net of tax, on available for sale financial instruments:
Cash equivalents & temporary investments	(50,721)	32,788
Marketable securities and other investments	401,914	508,247
Realized losses on marketable securities and other investments reclassified to net loss	821	9,545
Other comprehensive income for the period	352,014	550,580
Comprehensive loss	$(1,221,639)	$(948,405)

Basic and diluted loss per share	$(0.01)	$(0.01)
Weighted average number of common shares outstanding	254,831,867	214,328,630

See accompanying notes to the consolidated financial statements

RUBICON MINERALS CORPORATION
Consolidated Statements of Changes in Equity
Unaudited
(Expressed in Canadian dollars)

	Number of Shares	Share Capital		Share-based Payments Reserve		Accumulated Other Comprehensive Income/Loss		Deficit		Total Equity
		$		$		$		$		$
January 1, 2012	237,954,669		327,311,371		17,097,729		(1,145,992)		(74,522,449)		268,740,659

Public offering	49,000,000		200,900,000		-		-		-		200,900,000
Public offering – share issuance costs	-		(9,162,607)		-		-		-		(9,162,607)
Exercise of options	225,000		196,500		-		-		-		196,500
Transfer to share capital on exercise of options	-		173,000		(173,000)		-		-		-
Share-based payments - administration	-		-		876,311		-		-		876,311
Share-based payments - property	-		-		869,819		-		-		869,819
Share issue obligation	-		-		229,775		-		-		229,775
Unrealized net gain on available-for-sale investments	-		-		-		351,193		-		351,193
Realized loss on sale of available-for-sale investments	-		-		-		821		-		821
Net loss for the three months	-		-		-		-		(1,573,653)		(1,573,653)
March 31, 2012	287,179,669		519,418,264		18,900,634		(793,978)		(76,096,102)		461,428,818

	Number of Shares	Share Capital		Share-based Payments Reserve		Accumulated Other Comprehensive Income/Loss		Deficit		Total Equity
		$		$		$		$		$
January 1, 2011	214,294,674		251,916,237		13,715,079		93,854		(53,125,952)		212,599,218

Exercise of options	44,000		152,538		-		-		-		152,538
Transfer to share capital on exercise of options	-		42,435		(42,435)		-		-		-
Share-based payments - administration	-		-		41,185		-		-		41,185
Share-based payments - property	-		-		57,187		-		-		57,187
Unrealized gain on available-for-sale investment	-		-		-		541,035		-		541,035
Realized loss on sale of available-for-sale investment	-		-		-		9,545		-		9,545
Net loss for the three months	-		-		-		-		(1,498,985)		(1,498,985)
March 31, 2011	214,338,674		252,111,210		13,771,016		644,434		(54,624,937)		211,901,723

See accompanying notes to the consolidated financial statements

RUBICON MINERALS CORPORATION
Consolidated Statements of Cash Flows
Unaudited
(Expressed in Canadian dollars)

	For the three months ended March 31
	2012	2011
Cash provided by (used for):
Operating activities
Net loss for the period	$(1,573,653)	$(1,498,985)
Adjustments for:
Depreciation	18,153	13,090
Share-based compensation	876,310	67,277
Loss on sale of investments	821	9,545
Interest and other income	(238,738)	(115,011)
Option receipts in excess of property costs	(378,095)	(167,441)
Other gains and losses	2,464	-
Deferred income tax	40,130	58,217
Changes in non-cash working capital:
Accounts receivable and prepaid expenses	(611,134)	(192,264)
Accounts payable and accrued liabilities	482,448	(519,563)
Cash used in operating activities	(1,381,294)	(2,345,135)
Interest received	258,704	151,956
Net cash used in operating activities	(1,122,590)	(2,193,179)

Investing activities
Temporary investments	(38,984,606)	25,885,445
Exploration and evaluation expenditures	(12,900,267)	(11,058,479)
Expenditures on property, plant and equipment	(2,703,090)	(2,845,435)
Proceeds on sale of marketable securities	3,716,271	50,792
Reclamation deposit	-	(955,360)
Net cash from (used in) investing activities	(50,871,692)	11,076,963

Financing activities
Issuance of common shares, net of issue costs	191,933,893	152,540
Net cash from financing activities	191,933,893	152,540

Increase in cash and cash equivalents	139,939,611	9,036,324
Cash and cash equivalents, beginning of the period	65,870,296	11,967,867
Cash and cash equivalents, end of the period	$205,809,907	$21,004,191

See Supplemental cash flow and non-cash activities (note 14)
See accompanying notes to the consolidated financial statements

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements - Unaudited
(Expressed in Canadian dollars)
Three months ended March 31, 2012

1)	NATURE AND CONTINUANCE OF OPERATIONS

Rubicon Minerals Corporation (“Rubicon” or “the Company”) is primarily involved in the acquisition, and exploration and development of mineral property interests in Canada and the United States. The Company is incorporated and domiciled in British Columbia, Canada. The address of its registered office is Suite 2800 - 666 Burrard Street Vancouver, BC V6C 2Z7. The Company maintains its office at Suite 1540 – 800 West Pender Street, Vancouver, BC.

At the date of these financial statements, the Company has not been able to identify a known body of commercial grade ore on any of its properties.  The ability of the Company to recover the costs it has incurred to date on these properties is dependent upon the Company being able to identify a commercial ore body, to finance its exploration and development costs and to resolve any environmental, regulatory, or other constraints which may hinder the successful development of its properties.

Although the Company is unaware of any defects in its title to its mineral properties, no guarantee can be made that none exist.

These condensed interim consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business operations for the foreseeable future.  The continuing operations of the Company may be dependent upon its ability to continue to raise financing or to commence profitable operations in the future.

2)	BASIS OF PRESENTATION

The Company prepares its financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).  These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” (“IAS 34”).  Accordingly, these condensed interim consolidated financial statements follow the same accounting principles and methods of application as the annual consolidated financial statements for the year ended December 31, 2011 but may condense or omit certain disclosures that otherwise would be present in annual financial statements prepared in accordance with IFRS. These financial statements should therefore be read in conjunction with the December 31, 2011 financial statements. Results for the period ended March 31, 2012, are not necessarily indicative of future results.

The preparation of financial statements requires management to make estimates that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the condensed interim consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Significant areas requiring the use of estimates and assumptions relate to the review of asset carrying values and determination of impairment charges of assets and available-for-sale investments, valuation of share-based payments, recoverability of deferred income tax assets, and provision for closure and reclamation among others.  Actual results could differ materially from those estimates.

3)	TEMPORARY INVESTMENTS

Temporary investments consist of Government of Canada treasury bills maturing at various dates in 2012, with an aggregate carrying value and market value of $38,924,160 at March 31, 2012 (December 31, 2011 - $nil) and effective interest rates between 0.696% and 0.796%.   Market value is determined from broker quotations.

4)	MARKETABLE SECURITIES

Marketable securities consist of investments in public company shares and have an aggregate carrying value and fair value of $430,441 at March 31, 2012 (December 31, 2011 - $3,252,672).  Market values were based on quoted prices in an active market.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements - Unaudited
(Expressed in Canadian dollars)
Three months ended March 31, 2012

5)           OTHER INVESTMENTS

Other Investments consist of long-term investments in public company shares and have an aggregate carrying value and fair value of $658,107 at March 31, 2012 (December 31, 2011 - $772,138).  Market values were based on quoted prices in an active market.

6)	PROPERTY, PLANT AND EQUIPMENT

The following is a summary of the changes in property, plant and equipment during the period:

	Assets under Construction		Office Equipment		Mine-site Equipment		Mine-site Buildings		Total
	$		$		$		$		$
Cost
Balance, January 1, 2011		2,750,499		713,250		1,535,937		714,284		5,713,970
Additions		-		430,721		12,924,526		-		13,355,247
Transfers		(1,229,795)		-		1,229,795		-		-
Disposals		-		(10,611)		-		-		(10,611)
Balance, December 31, 2011		1,520,704		1,133,360		15,690,258		714,284		19,058,606
Additions		1,005,527		11,901		379,218		1,306,444		2,703,090
Transfers		-		-		(3,491,439)		3,491,439		-
Disposals		-		(3,080)		-		-		(3,080)
Balance, March 31, 2012		2,526,231		1,142,181		12,578,037		5,512,167		21,758,616
Accumulated depreciation
Balance, January 1, 2011		-		402,961		229,616		49,861		682,438
Depreciation for the year		-		198,082		298,433		40,392		536,907
Disposals		-		(8,483)		-		-		(8,483)
Balance, December 31, 2011		-		592,560		528,049		90,253		1,210,862
Depreciation for the period		-		53,927		146,795		98,216		298,938
Disposals		-		(616)						(616)
Balance, March 31, 2012		-		645,871		674,844		188,469		1,509,184
Carrying amounts
January 1, 2011		2,750,499		310,289		1,306,321		664,423		5,031,532
December 31, 2011		1,520,704		540,800		15,162,209		624,031		17,847,744
March 31, 2012		2,526,231		496,310		11,903,193		5,323,698		20,249,432

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements - Unaudited
(Expressed in Canadian dollars)
Three months ended March 31, 2012

7)	EXPLORATION AND EVALUATION ASSETS

The following is a summary of changes in exploration and evaluation assets during the period:

	Phoenix Gold Project Ontario		Other Red Lake Properties Ontario		Alaska properties, USA		Nevada properties, USA		Total
	$		$		$		$		$
Balance, January 1, 2011		116,174,868		8,938,239		14,554,191		7,108,613		146,775,911
Costs incurred in the year		56,545,044		123,641		177,946		8,324		56,854,955
Impairments		-		-		(14,732,137)		-		(14,732,137)
Recoveries		-		(308,100)		-		-		(308,100)
Balance, December 31, 2011		172,719,912		8,753,780		-		7,116,937		188,590,629
Costs incurred in the period		16,857,026		33,160		-		-		16,890,186
Balance, March 31, 2012		189,576,938		8,786,940		-		7,116,937		205,480,815

8)	TRADE AND OTHER PAYABLES

	March 31 2012	December 31 2011
Trade payables	$6,666,813	$4,208,516
Payables to related party (note 11)	650,000	70,000
Compensation payable	221,053	1,218,703
Accrued expenses	4,515,660	3,194,068
Other	416,828	639,422
Total	$12,470,354	$9,330,709

9)	PROVISION FOR CLOSURE AND RECLAMATION

The Company’s provision for closure and reclamation is for its Phoenix Gold project which is currently at the advanced exploration stage. Closure and reclamation activities related to this project will include land rehabilitation, demolition of buildings and processing facilities, ongoing care and maintenance and other costs.

The estimated closure costs of the Phoenix Gold project, based on the current condition of the site, were inflation adjusted to the estimated date of site remediation, which is 15 years from March 31, 2012, and then discounted back to the year end using an estimate of the Company’s risk free rate of 2.13%. Accretion of the discount during the period was recorded to interest expense. The current estimated value of the future liability is $1,885,914 (December 31, 2011 - $1,923,358). Changes to this provision during the year are summarized as follows:

Balance, December, 31, 2011	$1,923,358
Accretion	10,242
Revision of estimate	(47,686)
Balance, March 31, 2012	$1,885,914

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements - Unaudited
(Expressed in Canadian dollars)
Three months ended March 31, 2012

10)	SHARE CAPITAL

a)	Share issuance

On February 29, 2012, the Company closed a public offering and issued 49,000,000 common shares of the Company at a price of $4.10 per common share for total gross proceeds of $200,900,000.  The Company paid the underwriters a 4% commission amounting to $8,036,000.  Other share issue costs, in regard to this offering, amounted to $1,126,607.

b)	Stock Options

The following is a summary of the changes in the Company’s outstanding stock options:

	Three Months Ended March 31, 2012		Year Ended December 31, 2011
	Number of Options	Weighted Average Exercise Price	Number of Options		Weighted Average Exercise Price
			$		$
Balance at the beginning of the period	9,895,996	3.84		7,578,000		2.82
Granted(1)	3,372,230	3.98		3,431,696		5.72
Exercised	(225,000)	0.87		(719,000)		1.21
Expired/Cancelled	(141,900)	5.80		(394,700)		5.27
Outstanding, end of the period	12,901,326	3.91		9,895,996		3.84
Exercisable, end of the period	9,514,096	3.89		8,355,498		3.49
(1)
The fair value of stock options granted during the period, has been estimated using the Black-Scholes option pricing model based on the following weighted average assumptions: exercise and share price – $3.98 (2011 – exercise price - $5.72, share price - $3.56); risk free interest rate: 1.07% (2011 – 1.86%); expected life: 3.38 years (2011 – 2.9 years); expected volatility: 60% (2011 – 63%) and expected dividends: nil (2011- nil).

The following is a summary of the Company’s outstanding stock options:

March 31, 2012
Option Price Range	Number Outstanding	Weighted Average Price		Weighted Average Life
		$		(Years)
$0.76 - $1.46	2,910,000		1.22	1.45
$1.68 - $3.96	1,025,000		2.85	1.94
$3.98 - $4.53	3,747,230		4.02	4.57
$5.22	2,310,000		5.22	2.79
$5.80	2,909,096		5.80	3.50

Total Stock Options	12,901,326		3.91	3.10

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements - Unaudited
(Expressed in Canadian dollars)
Three months ended March 31, 2012

10)	SHARE CAPITAL (continued)

c)	Stock Appreciation Rights

The following is a summary of the changes in the Company’s outstanding stock appreciation rights (“SARS”):

	Three Months Ended March 31, 2012		Year Ended December 31, 2011
	Number of SARS	Weighted Average Exercise Price	Number of SARS		Weighted Average Exercise Price
			$		$
Balance at the beginning of the period	290,000	4.09		190,000		3.75
Granted	-	-		200,000		4.18
Exercised	(50,000)	3.88		-		-
Converted to stock options	-	-		(100,000)		3.63
Outstanding, end of the period	240,000	4.13		290,000		4.09
Exercisable, end of the period	140,000	4.09		45,000		3.88

The amount of cash payable under these stock appreciation rights will be an amount that will achieve the same after tax receipt of funds as the exercise of an equivalent number of stock options, followed by an immediate sale of the stock.  At March 31, 2012, the total liability outstanding for SARs calculated using the Black-Scholes formula was $287,051 (December 31, 2011 - $379,825)

11)	RELATED PARTY TRANSACTIONS

For the three months ended March 31, 2012, the Company incurred legal fees to a law firm, of which a partner is a director of the Company, aggregating to $650,000 (March 31, 2011 - $615,000).  The fees are recorded within professional expenses and share issuance costs in these financial statements. As at March 31, 2012, this law firm was owed $650,000 (March 31, 2011 - $615,000), which was paid in full subsequent to the period end.  All these transactions were recorded at their exchange amounts and were incurred in the normal course of business.

12)	INVESTOR RELATIONS

	March 31, 2012	March 31, 2011
Salaries & benefits	$97,113	$122,180
Travel & accommodation	23,479	54,249
Shareholder communication	9,967	10,610
Other	42,707	43,683
Total	$173,266	$230,722

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements - Unaudited
(Expressed in Canadian dollars)
Three months ended March 31, 2012

13)	COMMITMENTS

(a)
At March 31, 2012, the Company has the following lease, rental and contractual commitments, made for the Company’s office premises, staff accommodations and various contractual obligations made for the acquisition of equipment and to further develop the Company’s Phoenix Gold project:

	March 31, 2012	December 31 2011
Less than 1 year	$1,173,959	$315,247
Between 1 and 2 years	97,008	162,114
Total	$1,270,967	$477,361

(b)
The Company is required to make certain cash payments, incur exploration costs and pay certain advance royalty amounts to maintain its mineral properties in good standing.  These payments and costs are at the Company’s discretion and are based upon available financial resources and the exploration merits of the mineral properties which are evaluated on a periodic basis.

14)	SUPPLEMENTAL CASH FLOW AND NON-CASH ACTIVITIES

Cash and cash equivalents are comprised of the following:

	March 31, 2012	December 31, 2011
Cash	$6,685,720	$1,135,218
Government of Canada treasury bills and bank guaranteed investment certificates	199,124,187	64,735,078
	$205,809,907	$65,870,296

During the three months ended March 31, 2012, the Company received common shares of other companies valued at $220,516 (March 31, 2011 - $167,440) pursuant to the terms of mineral property option agreements.  The Company has excluded from its investing cash flows $9,702,081 (March 31, 2011 - $6,048,143) in accounts payable relating to exploration and evaluation expenditures.  Other non-cash investments included $876,311 (March 31, 2011 - $57,187) recorded in exploration and evaluation expenditures for stock-based compensation awarded to personnel working on mineral properties and $280,785 (March 31, 2011 – $103,860) recorded in exploration and evaluation expenditures for depreciation.